FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1. Evusheld approved for COVID-19 in Japan

30 August 2022 13:00 BST

Evusheld long-acting antibody combination approved
for prevention and treatment of COVID-19 in Japan

 First global approval for Evusheld as a COVID-19 treatment

PROVENT Phase III prevention trial showed reduced risk
of developing symptomatic COVID-19

TACKLE Phase III treatment trial showed reduced risk
of severe COVID-19 or death in high-risk patients

AstraZeneca's Evusheld (tixagevimab and cilgavimab, formerly AZD7442), a long-acting antibody combination, has been approved in Japan for both prevention (pre-exposure prophylaxis) and treatment of symptomatic disease caused by SARS-CoV-2 infection. The decision marks the first global marketing approval for Evusheld as a treatment for COVID-19.

In prevention, Japan's Ministry of Health, Labour and Welfare (MHLW) granted Evusheld Special Approval for Emergency for adults and adolescents (12 years of age and older weighing at least 40kg). Evusheld is approved for use in those whom SARS-CoV-2 vaccination is not recommended and who may have an inadequate response to a COVID-19 vaccine due to immunodeficiencies. Recipients of Evusheld for prevention should not be currently infected with or have had recent known exposure to a person infected with SARS-CoV-2.

In treatment, Evusheld is approved for adults and adolescents (12 years of age and older weighing at least 40kg) with risk factors for severe SARS-CoV-2 infection who do not require supplemental oxygen.

Kazuhiro Tateda, M.D. Ph.D., Professor, Department of Microbiology and Infectious Disease, Toho University, Tokyo, Japan, said: "COVID-19 continues to have a significant impact on our daily lives in Japan. Many people, including older adults, patients with comorbidities, and immunocompromised patients, remain at risk for poor outcomes from severe COVID-19. Evusheld will be a much-needed new option, offering long-term protection for those who do not achieve an adequate immune response after vaccination and helping prevent severe disease and death in those who do become infected."

Itaru Matsumura, M.D., Ph.D. Professor & Chairman, Department of Hematology & Rheumatology, Kindai University Faculty of Medicine, Otsuka, Japan, said: "Despite the progress of vaccinations and stringent safety precautions, there are very large number of new infections in Japan. The approval of Evusheld is expected to provide a non-vaccine prophylactic option for those who cannot expect a full immune response from COVID-19 vaccination, such as patients with blood cancers."

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, AstraZeneca, said: "The approvals of Evusheld in Japan represent an important milestone in our ongoing efforts to help combat COVID-19 on all fronts. Evusheld is now the only long-acting antibody combination authorised for both COVID-19 prevention and treatment, allowing us to help protect even more vulnerable patients such as the immunocompromised from this devastating disease."

The Japanese government has agreed to purchase 300,000 units of Evusheld (150mg each of tixagevimab and cilgavimab), and AstraZeneca is working with the government and partners to make first doses available as soon as possible.

The approvals were based on efficacy and safety data from the Evusheld clinical development programme, including the PROVENT Phase III pre-exposure prophylaxis trial, the TACKLE Phase III outpatient treatment trial, and Phase I trials, including in Japan. In PROVENT, a 300mg intramuscular (IM) dose of Evusheld significantly reduced the risk of developing symptomatic COVID-19 by 77% (95% confidence interval (CI): 46, 90; p<0.001) COVID-19 compared to placebo at the primary analysis.1 An 83% (95% CI: 66, 91) relative risk reduction was shown at a six-month median follow-up analysis, with protection from the virus lasting six months.1

In TACKLE, a 600mg IM dose of Evusheld significantly reduced the relative risk of progressing to severe COVID-19 or death (from any cause) by 50% (95% confidence interval [CI] 15, 71; p=0.010) through day 29 compared to placebo in non-hospitalised patients with mild-to-moderate COVID-19 who were symptomatic for seven days or less, the trial's primary endpoint.2 In pre-specified analyses of participants who received treatment within three days of symptom onset, Evusheld reduced the risk of developing severe COVID-19 or death (from any cause) by 88% compared to placebo (95% CI 9, 98), and the risk reduction was 67% (95% CI 31, 84) when participants received Evusheld within five days of symptom onset.2

Evusheld was generally well-tolerated in the trials.1,2

The recommended dose for prevention of symptomatic disease caused by SARS-CoV-2 infection in Japan is 150mg of tixagevimab and 150mg of cilgavimab, administered as separate sequential IM injections. Depending on the prevalence of SARS-CoV-2 variants, 300mg of tixagevimab and 300mg of cilgavimab may be administered for prevention. The recommended dose for treatment of COVID-19 is 300mg of tixagevimab and 300mg of cilgavimab, administered as separate sequential IM injections.

Evusheld has been shown to retain in vitro neutralisation activity against the main Omicron variants currently circulating globally, including BA.5 and BA.2.3,4

Evusheld is also authorised for use for pre-exposure prophylaxis (prevention) of COVID-19 in the US (emergency use), EU and many other countries. Regulatory submissions are progressing for both prevention and treatment indications around the world.

Notes

Evusheld
Evusheld, formerly known as AZD7442, is a combination of two long-acting antibodies - tixagevimab (AZD8895) and cilgavimab (AZD1061) - derived from B-cells donated by convalescent patients after SARS-CoV-2 infection. Discovered by Vanderbilt University Medical Center and licensed to AstraZeneca in June 2020, the human monoclonal antibodies bind to distinct sites on the SARS-CoV-2 spike protein5 and were optimised by AstraZeneca with half-life extension and reduction of Fc effector function and complement C1q binding.6 The half-life extension more than triples the durability of its action compared to conventional antibodies;7-9 data from the PROVENT Phase III trial show protection lasting six months.1 The reduced Fc effector function aims to minimise the risk of antibody-dependent enhancement of disease - a phenomenon in which virus-specific antibodies promote, rather than inhibit, infection and/or disease.10

The primary data supporting the Evusheld pre-exposure prophylaxis authorisations are from the ongoing PROVENT Phase III pre-exposure prevention trial, published in The New England Journal of Medicine, which showed a statistically significant reduction (77% at primary analysis, 83% at median six-month analysis) in the risk of developing symptomatic COVID-19 compared to placebo, with protection from the virus lasting six months.1 More than 75% of PROVENT participants at baseline had co-morbidities that put them at high risk for severe COVID-19 if they were to become infected, including people who are immunocompromised and may have an inadequate immune response to COVID-19 vaccination.

Detailed results from the TACKLE Phase III outpatient treatment trial, published in The Lancet Respiratory Medicine, showed Evusheld provided clinically and statistically significant protection against progression to severe COVID-19 or death from any cause compared to placebo, with treatment with Evusheld earlier in the disease course leading to more favourable outcomes.2 TACKLE was conducted in non-hospitalised adults with mild-to-moderate COVID-19 who were symptomatic for seven days or less. 90% of participants were at high risk of progression to severe COVID-19 due to age or co-morbidities, including cancer, diabetes, obesity, chronic lung disease or asthma, cardiovascular disease or immunosuppression.

Evusheld is being developed with support from the US government, including federal funds from the Department of Health and Human Services; Office of the Assistant Secretary for Preparedness and Response; Biomedical Advanced Research and Development Authority in partnership with the Department of Defense; Joint Program Executive Office for Chemical, Biological, Radiological and Nuclear Defense, under Contract No. W911QY-21-9-0001.

Under the terms of the licensing agreement with Vanderbilt, AstraZeneca will pay single-digit royalties on future net sales.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Levin MJ, et al. Intramuscular AZD7442 (Tixagevimab-Cilgavimab) for Prevention of Covid-19.    N Engl J Med. 2022;386(23):2188-2200
2.   Montgomery H, et al. Efficacy and Safety of Intramuscular Administration of AZD7442 (Tixagevimab/Cilgavimab) for Early Outpatient Treatment of COVID-19: The TACKLE Phase 3 Randomised Controlled Trial. Lancet Respir Med. Published online June 7, 2022. doi.org/10.1016/S2213-2600(22)00180-1
3.   US Food and Drug Administration FACT SHEET FOR HEALTHCARE PROVIDERS: EMERGENCY USE AUTHORIZATION FOR EVUSHELDTM (Tixagevimab Co-Packaged with Cilgavimab). Available at: https://www.fda.gov/media/154701/download [Last accessed: August 2022]
4.   Vector Engineering Lab et al. COVID CG. Available at: https://covidcg.org/ [Last accessed: August 2022]
5.   Dong J, et al. Genetic and Structural Basis for SARS-CoV-2 Variant Neutralization by a Two-Antibody Cocktail. Nat Microbiol. 2021;6(10):1233-1244
6.   Loo YM, et al. AZD7442 Demonstrates Prophylactic and Therapeutic Efficacy in Non-Human Primates and Extended Half-Life in Humans. Sci Transl Med. 2022;14(635):eabl8124
7.   Robbie GJ, et al. A Novel Investigational Fc-Modified Humanized Monoclonal Antibody, Motavizumab-YTE, Has an Extended Half-Life in Healthy Adults. Antimicrobial Agents and Chemotherapy. 2013;57(12):6147-6153
8.   Griffin MP, et al. Safety, Tolerability, and Pharmacokinetics of MEDI8897, the Respiratory Syncytial Virus Prefusion F-Targeting Monoclonal Antibody with an Extended Half-Life, in Healthy Adults. Antimicrob Agents Chemother. 2017;61(3)
9.   Domachowske JB, et al. Safety, Tolerability and Pharmacokinetics of MEDI8897, an Extended Half-Life Single-Dose Respiratory Syncytial Virus Prefusion F-Targeting Monoclonal Antibody Administered as a Single Dose to Healthy Preterm Infants. Pediatr Infect Dis J. 2018;37(9):886-892
10.  van Erp, EA et al. Fc-Mediated Antibody Effector Functions During Respiratory Syncytial Virus Infection and Disease. Front Immunol. 2019;10(MAR)

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 30 August 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary